   As filed with the Securities and Exchange Commission on February 7, 2002

                                                    Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION


                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        WEBB INTERACTIVE SERVICES, INC.
             (Exact name of registrant as specified in its charter)


                                    COLORADO
         (State or other jurisdiction of incorporation or organization)

                                   84-1293864
                      (I.R.S. Employer Identification No.)

                            1899 WYNKOOP, SUITE 600
                            DENVER, COLORADO  80202
                                 (303) 296-9200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM R. CULLEN
                        WEBB INTERACTIVE SERVICES, INC.
                            1899 WYNKOOP, SUITE 600
                            DENVER, COLORADO  80202
                                 (303) 296-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [_]______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. [_] ____________________________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                                                           Proposed
 Title of each class                                  Proposed              maximum
 of securities to be            Amount to be      Maximum offering    aggregate offering            Amount of
      registered                 registered      price per unit (1)        price (1)             registration fee
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value     3,689,680(2)            $.75               $2,767,260                 $254.59

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on February 5, 2002.
(2) 367,805 shares of common stock currently outstanding; 2,400,000 shares of common stock issuable upon conversion of series D junior convertible preferred stock; and 921,875 shares of common stock issuable upon exercise of stock purchase warrants. The shares include any additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2002                         PROSPECTUS

                        WEBB INTERACTIVE SERVICES, INC.

     This is a public offering of a maximum of 3,689,680 shares of common stock of Webb Interactive Services, Inc., including 3,321,875 shares which are reserved for issuance under convertible preferred stock and upon the exercise of stock purchase warrants. All of the shares are being offered for sale by Castle Creek Technology Partners LLC. We will not receive any of the proceeds from the offer and sale of the common stock.

     The Nasdaq National Market lists our common stock under the symbol WEBB.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD NOT PURCHASE OUR COMMON STOCK UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     Because Castle Creek Technology Partners LLC will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to Castle Creek Technology Partners LLC.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









               The date of this prospectus is February __, 2002

                        WEBB INTERACTIVE SERVICES, INC.

     Webb is the founder and the majority stockholder of Jabber, Inc., a company in the early stages of building a business around commercializing open-source instant messaging software products and services. We formed Jabber, Inc. in February 2000 to commercialize the Jabber.org instant messaging system begun in 1998 by Jeremy Miller, the founder of this open-source movement. We became the commercial sponsor of the Jabber.org open-source movement in September 1999 when Mr. Miller began his employment with us.

     Before October 16, 2001, we were also engaged in developing software products and services designed to assist small businesses in developing, maintaining and strengthening local buyer-seller relationships. This business was terminated on October 16, 2001 as we were unable to obtain financing for this business on acceptable terms and market conditions for these products and services were continuing to develop at a slower rate than we had anticipated.

     Our business plan for Jabber, Inc. includes developing strategic relationships with companies who have a long-term interest in the development of products and services utilizing instant messaging. Under a July 17, 2001 stock purchase agreement with Jabber and us, France Telecom Technologies Investissements has acquired approximately 22% of Jabber for an investment of $5 million and may acquire another 7% of Jabber for an additional $2 million. On January 31, 2002, we owned approximately 71% of Jabber.

     We were incorporated under the laws of Colorado on March 22, 1994. Our executive offices are located at 1899 Wynkoop, Suite 600, Denver, Colorado 80202, telephone number (303) 296-9200.

                              RECENT DEVELOPMENTS

     SALE OF SECURITIES TO JONA, INC. On January 17, 2002, we sold 1,100,000 units of our securities to Jona, Inc. for $1,100,000. Each unit consists of one share of common stock and one warrant to purchase an additional share of common stock at an exercise price of $1.00 per share. If approved by our shareholders, Jona, Inc. will purchase an additional 3,900,000 units for $3,900,000, and will have the option to purchase up to 2,500,000 additional units for $2,500,000 on or before August 31, 2002. We have scheduled a special shareholders meeting for March 5, 2002 to seek approval of the sale of the additional units to Jona, Inc.

     At the time Jona, Inc. agreed to purchase the units, it loaned us $900,000 at an interest rate of 10% per year. Jona, Inc. had also loaned us $300,000 at an interest rate of 10% on December 21, 2001. The principal and accrued interest under these loans is payable on demand anytime after April 30, 2002. The repayment of these loans is secured by 4,800,000 shares of series C convertible preferred stock of Jabber, Inc. which we own. We issued Jona, Inc. a warrant to purchase 60,000 shares of our common stock at an exercise price of $1.00 per share as part of the $300,000 loan.

     EXCHANGE OF SECURITIES BY CASTLE CREEK. At the same time we agreed to sell the units to Jona, Inc., Castle Creek Technology Partners LLC agreed to exchange up to 2,500 shares of series C-1 convertible preferred stock and $1,212,192 of principal of our 10% convertible promissory notes for up to 4,484 of our series D junior convertible preferred stock and a warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share. As part of the agreement, we reduced the exercise price of existing warrants to purchase 650,116 shares of our common stock held by Castle Creek. The exercise price for these warrants is now $1.00. The 4,484 shares of series D junior convertible preferred stock are convertible into 4,484,000 shares of our common stock. If we had not reached the agreement to exchange the series C-1 convertible preferred stock and the 10% convertible promissory notes, these securities would have been convertible into 3,712,192 shares of our common stock and Castle Creek would have been entitled to an additional warrant for 2,500,000 shares at an exercise price of $1.00 per share. We intend to use $720,000 of the proceeds received from the sale of the 3,900,000 units to Jona, Inc. to make a partial repayment of principal on the 10% convertible promissory notes. At that time, Castle Creek has agreed to exchange the remaining principal balance of the notes into shares of series D junior convertible preferred stock. In December 2001, Castle Creek converted and exchanged all of the 450.205 shares of our series B-2 convertible preferred stock it owned for 450,205 shares of our common stock.

     TERMINATION OF ACCELX BUSINESS. On October 16, 2001, we terminated our AccelX local commerce business, granted a license for software used in this business to Nextron Communications, Inc. for a license fee of $1 million and sold assets used in this business to Nextron Communications for an initial purchase price of $500,000. If Nextron Communications completes a financing for at least $2 million by June 30, 2002, then Nextron Communications will pay us an additional $350,000 for the assets. If the financing transaction is not completed by June 30, 2002, then we will not receive any additional consideration for the assets. We have recorded a loss in 2001 of $1,020,000 because of the sale and termination of the AccelX business, primarily due to non-cash expenses for impairment losses for goodwill and intangible assets resulting from the acquisition of Update Systems, Inc. in 2000. Any additional consideration will be recorded if payment is assured.

                                  RISK FACTORS

     OUR INDEPENDENT PUBLIC ACCOUNTANTS HAVE INDICATED THAT WE MAY NOT HAVE SUFFICIENT CASH TO FUND FUTURE LOSSES FROM OPERATIONS. In the report issued by our independent public accountants accompanying our financial statements for the year ended December 31, 2000, they indicated there was substantial doubt about our ability to continue as a going concern. Their report notes that, among other factors affecting our ability to continue as a going concern, we have incurred significant and recurring losses from operations and our operations have used substantial amounts of cash. These losses are expected to continue and we will require additional capital to fund these operating losses. The availability of additional capital is uncertain. Our financial statements have been prepared assuming that we will continue as a going concern and may be of limited utility to an investor because they do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

     Unless we are able to raise sufficient additional capital prior to the issuance of the report of our independent public accountants accompanying our financial statements for the year ended December 31, 2001, it is likely that this report will include an indication of substantial doubt regarding our ability to continue as a going concern.

     OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS. We were founded in March 1994 and began sales in February 1995. Subsequently, our business model has changed periodically to reflect changes in technology and markets. We have a limited operating history for our current business model upon which you may evaluate us. Our business is subject to the risks, exposures and difficulties frequently encountered by early-stage companies with a limited operating history including:

     . Limited ability to respond to competitive developments;
     . Exaggerated effect of unfavorable changes in general economic and market conditions;
     . Limited ability to adjust our business plan to address marketplace and technological changes; and
     . Difficulty in obtaining operating capital.

     WE EXPECT TO INCUR NET LOSSES INTO 2003. We have incurred net losses since we began our business totaling approximately $113.1 million through September 30, 2001, including approximately $59.7 million of non-cash expenses. We incurred additional substantial operating and net losses in the fourth quarter of 2001 and expect to incur additional substantial operating and net losses in 2002, and do not expect to achieve positive cash flow from operations until at least 2003. We expect to incur these additional losses because:

     . We intend to incur capital expenditures and operating expenses in excess of revenues of approximately $3 million during 2002 to cover the increasing activities of Jabber, Inc.;

     . We expect to spend approximately $1.2 million during 2002 to finance operating expenses besides those for Jabber, Inc.; and

     . We will incur significant non-cash expenses from current financing transactions and may continue to incur significant non-cash expenses due to financing and other equity-based transactions. The current competitive business and capital environments likely will result in our issuance of similar securities in future financing transactions.

     IF WE ARE UNABLE TO RAISE ADDITIONAL WORKING CAPITAL, WE MAY NOT BE ABLE TO SUSTAIN OUR OPERATIONS. Because our present cash and cash equivalents, working capital and commitments for additional equity investments will, based on current estimates, be adequate to sustain operations for Jabber, Inc. only until March 31, 2002 and for our other operations until April 30, 2002, we will need to obtain additional capital to fund our business. Operating expenses for Jabber, Inc. currently exceed revenues by approximately $300,000 per month. Operating expenses for our corporate activities, to be funded separately from those for Jabber, Inc., are expected to be approximately $1.2 million per year. Secured note payables for $1.2 million are due April 30, 2002 and convertible note payables for approximately $2 million are due in August 2002. If we receive shareholder approval, Jona, Inc. will purchase an additional 3,900,000 units of our securities for $3,900,000. With the sale of these securities, we will have sufficient funds to operate our Webb and Jabber operations until at least the third quarter of 2002 and will pay the secured notes in full and partially repay the convertible notes and the remaining principal of the convertible notes will be exchanged for shares of our series D junior convertible preferred stock. There is no assurance that we will be able to raise additional funds in amounts required or upon acceptable terms. If we cannot raise additional funds when needed, we may be required to curtail or scale back our operations or sell some of our assets, including our stock in our Jabber subsidiary.

     WE MAY NOT EARN REVENUES SUFFICIENT TO REMAIN IN BUSINESS. Our ability to become profitable depends on whether we can sell our products and services for more than it costs to produce and support them. Our future sales also need to provide sufficient margin to support our ongoing operating activities. The success of our revenue model will depend upon many factors including:

     . The extent to which consumers and businesses use our products and services; and
     . The success of our distribution partners in marketing their products and services.

     Because of the new and evolving nature of the Internet, the early stage of our Jabber products and our limited operating history, we cannot predict whether our revenue model will prove to be viable, whether demand for our products and services will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable.

     IF THE INTERNET DOES NOT DEVELOP INTO A SIGNIFICANT SOURCE OF BUSINESS-RELATED COMMUNICATION, THEN OUR BUSINESS WILL NOT BE SUCCESSFUL. Our business plan assumes that the Internet will develop into a significant source of business-related communication and communication interactivity. However, the Internet market is new and rapidly evolving and there is no assurance that the Internet will develop in this manner. If the Internet does not develop in this manner, our business may not be successful.

     WE MUST CONTINUALLY DEVELOP NEW PRODUCTS WHICH APPEAL TO OUR CUSTOMERS. Our products are subject to rapid obsolescence and our future success will depend upon our ability to develop new products and services that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

     . Identify new product and service opportunities; or . Develop and introduce new products and services to market in a timely manner.

     Even if we are able to identify new opportunities, our working capital constraints limit our ability to pursue them. If we are unable to identify and develop and introduce new products and services on a timely basis, demand for our products and services will decline.

     We must identify and develop markets for our products and services. A suitable market for our products and services may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if we are able to successfully identify, develop, and introduce new products and services there is no assurance that a suitable market for these products and services will materialize. The following factors could affect the success of our products and services and our ability to address sustainable markets:

     . The failure of our business plan to accurately predict the types of products and services the future Internet marketplace will demand;
     . Our limited working capital may not allow us to commit the resources required to adequately support the introduction of new products and services;

     . The failure of our business plan to accurately predict the estimated sales cycle, price and acceptance of our products and services; or . The development by others of products and services that makes our products and services noncompetitive or obsolete.

     THERE IS A LOT OF COMPETITION IN THE INTERNET MARKET WHICH COULD HURT OUR REVENUES OR CAUSE OUR EXPENSES TO INCREASE. Our current and prospective competitors include many companies, including Microsoft, Inc. and AOL Time Warner, Inc., whose financial, technical, marketing and other resources are substantially greater than ours. We may not have the financial resources, technical expertise or marketing, sales and support capabilities to compete successfully. The presence of these competitors in the Internet marketplace could hurt our business by causing us to:

     . Reduce the average selling price of our products and services; or . Increase our spending on marketing, sales and product development.

     We may not be able to offset the effects of price reductions or increases in spending. Further, our financial condition may put us at a competitive disadvantage relative to our competitors.

     IT USUALLY TAKES A LONG TIME AND SIGNIFICANT EXPENSE BEFORE WE ARE ABLE TO MAKE A SALE OF OUR PRODUCTS AND SERVICES TO A CUSTOMER. While our sales cycle varies from customer to customer, it is long, typically ranging from two to six months or more, and unpredictable. Our pursuit of sales leads typically involves an analysis of our prospective customer's needs, preparation of a written proposal, one or more presentations and contract negotiations. We often provide significant education to prospective customers about the use and benefits of our Internet technologies and services. Our sales cycle may also be affected by a prospective customer's budgetary constraints and internal acceptance reviews, over which we have little or no control.

     OFFERING PROPRIETARY PRODUCTS BASED ON THE JABBER.ORG OPEN-SOURCE MOVEMENT MAY JEOPARDIZE OUR RELATIONSHIP WITH OPEN-SOURCE COMMUNITIES. An important element of the business model for our Jabber, Inc. subsidiary is based upon Jabber's ability to offer proprietary products compatible with Jabber.org open-source instant messaging systems. A key element of open-source software development movements is that the software and its code be offered to other developers and users free, provided that anyone who makes an improvement or modification to the software and who intends to commercialize the improvement or modification, makes them available for free to the community and other users.
If the Jabber.org open-source community or other open-source communities withdraw their support for either Jabber, Inc. or Jabber instant messaging products, demand for Jabber instant messaging products will likely decline.

     WE MAY BE UNABLE TO REDUCE OUR EXPENSES IF SALES DO NOT OCCUR AS EXPECTED. Because of our limited operating history, we do not have historical financial data for a sufficient number of periods on which to base planned operating expenses. Our expense levels are based in part on our expectations of future sales and to a large extent are fixed. We typically operate with little backlog and the sales cycles for our products and services may vary significantly. We may be unable to adjust spending in a timely manner to compensate for any unexpected sales shortfalls. If we were unable to so adjust, any significant shortfall of demand for our products and services in relation to our expectations would result in operating losses or reduced profitability.
Further, we intend to incur significant capital expenditures and operating expenses to fund the operations of our Jabber, Inc. subsidiary. If these expenditures are not subsequently followed by increased sales with substantial margin, then we will need to raise additional capital to stay in business.

     AN INVESTMENT IN OUR COMMON STOCK IS RISKY BECAUSE THE PRICE OF OUR STOCK IS HIGHLY VOLATILE. Our common stock closed as high as $4.56 per share and as low as $0.50 per share between January 31, 2001 and January 31, 2002. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price and volume fluctuations. Some of the factors leading to this volatility include:

     . Price and volume fluctuations in the stock market at large that do not relate to our operating performance;
     . Fluctuations in our quarterly revenue and operating results; and . Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

     These factors may continue to affect the price of our common stock in the future.

     WE HAVE ISSUED NUMEROUS OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES TO ACQUIRE OUR COMMON STOCK THAT COULD HAVE A DILUTIVE EFFECT ON OUR SHAREHOLDERS. As of January 31, 2002, we had issued warrants and options to acquire approximately 7,552,000 shares of our common stock, exercisable at prices ranging from $.65 to $34.94 per share, with a weighted average exercise price of approximately $3.03 per share. We had also reserved 4,134,000 shares of common stock for issuance upon conversion or exchange of our 10% convertible promissory notes and series C-1 and D convertible preferred stock. If we receive shareholder approval to sell additional units under a securities purchase agreement entered into with an investor in January 2002, we will issue up to 6,400,000 additional shares of our common stock and warrants to purchase up to 6,400,000 additional shares of our common stock. During the terms of these derivative securities, the holders will have the opportunity to profit from an increase in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the applicable exercise or conversion price. The increase in the outstanding shares of our common stock because of the exercise or conversion of these derivative securities could result in a significant decrease in the percentage ownership of our common stock by current and future holders of our common stock.

     THE SIGNIFICANT NUMBER OF SHARES ISSUABLE UPON CONVERSION OF OUR CONVERTIBLE SECURITIES COULD MAKE IT DIFFICULT TO OBTAIN ADDITIONAL FINANCING. 4,134,000 shares of our common stock may be issued if our 10% notes and series C-1 and D convertible preferred stock are converted or exchanged. We have entered into an agreement with an investor which contemplates the sale of up to 6,400,000 shares of our common stock and warrants to purchase up to 6,400,000 shares of our common stock. The number of our shares issuable upon conversion or exercise of our derivative securities could increase due to future financings. Due to this significant potential increase in the number of our outstanding shares of common stock, new investors may either decline to make an investment in Webb due to the potential negative effect this additional dilution could have on their investment or require that their investment be on terms at least as favorable as the terms of the notes or convertible preferred stock. If we are required to provide similar terms to obtain required financing in the future, the onerous terms and significant dilution of these financings could be perpetuated and significantly increased. The current price of our common stock may make it difficult to raise capital because of the terms of the notes and the convertible preferred stock. Issuances of common stock below $1.00 in future financings would result in substantial additional shares being issued to Jona, Inc. and to holders of our convertible securities, causing substantial dilution to other shareholders.

     FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS THE PRICE OF OUR COMMON STOCK. Actual or potential future sales of substantial amounts of common stock in the public market could depress the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. As of January 31, 2002, these shares consist of:

     . Up to 4,134,000 shares issuable upon conversion of the 10% convertible notes and series C-1 and D preferred stock; and . Approximately 7,552,000 shares issuable to warrant and option holders.
     . Up to 6,400,000 shares of our common stock and warrants to purchase up to 6,400,000 shares of our common stock are reserved for a sale of our securities, subject to shareholder approval, under a securities purchase agreement entered into with an investor in January 2002.

     FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LIMIT OUR ABILITY TO RAISE CAPITAL. Actual or potential future sales of substantial amounts of our common stock in the public by our officers and directors, and upon exercise or conversion of derivative securities could affect our ability to raise capital through the sale of equity securities.

     THE TRADING VOLUME OF OUR COMMON STOCK MAY DIMINISH SIGNIFICANTLY IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET. Although our shares are traded on the Nasdaq National Market, there is no assurance that they will remain eligible to be included on Nasdaq. At October 31, 2001, we failed to meet either the tangible net worth or minimum stock price requirements for continued listing on the Nasdaq stock market system. On November 13, 2001, we received a determination from Nasdaq that we are subject to delisting. We filed a notice of appeal of this determination and a hearing before the Nasdaq Listing Qualifications Panel to consider our appeal was held on January 10, 2002. We have recently provided the panel with additional information regarding our plan to regain compliance with all requirements for our common stock to continue to be listed on the Nasdaq National Market. There can be no assurance that our common stock will continue to be traded on the Nasdaq National Market. If our common stock was no longer eligible for quotation on Nasdaq, it could become subject to rules adopted by the Securities and Exchange Commission, regulating broker/dealer practices in transactions in low-priced stocks. If our common stock became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in our common stock because of the added regulation, making it more difficult for purchasers of our common stock to dispose of their shares.

     THE ISSUANCE OF CONVERTIBLE SECURITIES HAS RESULTED IN SIGNIFICANT NON-CASH EXPENSES WHICH HAS INCREASED SIGNIFICANTLY OUR NET LOSS APPLICABLE TO COMMON SHAREHOLDERS. We recorded a non-cash expense of approximately $2.9 million as additional interest expense for the nine months ended September 30, 2001 due to the issuance of our 10% convertible notes in 1999. We also recorded a $2.9 million non-cash expense for the nine months ended September 30, 2001 for preferred dividends due to the terms of our series C-1 issued during the first quarter of 2001 and B-2 preferred stock issued during the first quarter of 2000. We will incur significant additional non-cash expenses due to future financings as well as in connection with the Jona, Inc. financing and the exchange of our series C-1 convertible preferred stock and 10% convertible note payables for shares of our series D junior convertible preferred stock.

                       PARENT ONLY FINANCIAL INFORMATION

     The stock purchase agreement under which France Telecom Technologies Investissements made an investment in our Jabber, Inc. subsidiary requires that these investment proceeds be used only by Jabber and that they may not be used to fund any of our other business activities. We believe that financial information for Webb on a stand-alone basis could be beneficial to an investor's understanding of Webb. Based on Jabber's capital structure, corporate governance structure and Webb's voting rights, Webb has concluded that it controls Jabber and has consolidated it in the accompanying financial statements.

                                              CONDENSED CONSOLIDATING BALANCE SHEETS
                                                     AS OF SEPTEMBER 30, 2001
                                                            (UNAUDITED)

                                                              WEBB              JABBER           ELIMINATIONS         CONSOLIDATED
                                                         -------------       ------------       --------------       --------------
                        ASSETS
Current assets:
  Cash and cash equivalents                              $      63,966       $  1,852,109         $        -          $   1,916,075
  Restricted cash                                              475,000                  -                  -                475,000
  Accounts receivable, net                                           -            191,535                  -                191,535
  Prepaid expenses                                             118,993             20,734                  -                139,727
  Notes receivable and accrued interest from Company
   officers                                                    178,498                  -                  -                178,498
  Intercompany receivable                                            -             30,867            (30,867)   (A)               -
  Short-term deposits and other current assets                   6,106                  -                                     6,106
                                                         -------------       ------------        ------------         -------------
    Total current assets                                       842,563          2,095,245            (30,867)             2,906,941
Investment in subsidiary                                    (2,284,553)                 -          2,284,553    (B)               -
Property and equipment, net                                  1,535,667            302,639                  -              1,838,306
Intangible assets, net                                               -          1,117,167                  -              1,117,167
Deferred financing costs                                       334,931                  -                  -                334,931
Other assets                                                    46,362                                                       46,362
Long-term assets in discontinued operations                  1,436,000                  -                  -              1,436,000
                                                         -------------       ------------        ------------         -------------
    Total assets                                         $   1,910,970       $  3,515,051        $ 2,253,686          $   7,679,707
                                                         =============       ============        ============         =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  10% convertible note payable, net                      $   1,814,421       $          -        $         -          $   1,814,421
  Short-term notes payable, net                                332,131                  -                  -                332,131
  Convertible note payable and accrued interest
   payable                                                           -            102,134                  -                102,134
  Capital leases payable                                       117,915                  -                  -                117,915
  Accounts payable and accrued liabilities                   1,045,035            258,192             40,812    (A)       1,344,039
  Accrued salaries and payroll taxes payable                   224,861            392,520                  -                617,381
  Accrued interest payable                                      51,840                  -                  -                 51,840
  Intercompany payable                                          71,679                  -            (71,679)   (A)               -
  Customer deposits and deferred revenue                             -            107,770                  -                107,770
  Current liabilities in discontinued operations, net          277,280                  -                  -                227,280
                                                         -------------       ------------        ------------         -------------
    Total current liabilities                                3,935,162            860,616            (30,867)             4,764,911
Commitments and contingencies
Minority interest in subsidiary                                      -                  -          5,713,989    (C)       5,713,989
Stockholders' equity
  Series C-1 convertible preferred stock                     2,450,000                  -                  -              2,450,000
  Series B-2 convertible preferred stock                       419,733                  -                  -                419,733
  Series A convertible preferred stock                               -          4,400,000         (4,400,000)   (C)               -
  Series B convertible preferred stock                               -          4,938,989         (4,938,989)   (C)
  Series C convertible preferred stock                               -          8,131,600         (8,131,600)   (C)               -
  Common stock                                              92,558,830            564,627           (564,627)   (C)      92,558,830
  Warrants and options                                      14,888,853             30,000                  -             14,918,853
  Deferred compensation                                        (18,739)           (37,200)            37,200    (D)         (18,739)
  Accumulated other comprehensive losses                        (3,986)                 -                  -                 (3,986)
  Accumulated deficit                                     (112,318,883)       (15,373,581)        14,568,580    (E)    (113,123,884)
                                                         -------------       ------------        ------------         -------------
              Total stockholders' equity                    (2,024,192)         2,654,435         (3,429,436)            (2,799,193)
                                                         -------------       ------------        ------------         -------------
              Total liabilities and stockholders'
               equity                                    $   1,910,970       $  3,515,051        $ 2,253,686          $   7,679,707
                                                         =============       ============        ============         =============

                                         CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
                                               NINE MONTHS ENDED SEPTEMBER 30, 2001
                                                            (UNAUDITED)


                                                              WEBB              JABBER           ELIMINATIONS         CONSOLIDATED
                                                         -------------       ------------        ------------         -------------
Net revenues                                             $         -         $    503,212        $        -           $     503,212
Cost of revenues                                                   -              665,019                 -                 665,019
                                                         -------------       ------------        ------------         -------------
 Gross margin                                                      -             (161,807)                -                (161,807)
                                                         -------------       ------------        ------------         -------------
Operating expenses:
 Sales and marketing expenses                                      -              739,209                 -                 739,209
 Product development expenses                                      -            2,172,192                 -               2,172,192
 General and administrative expenses                         2,719,736          1,808,240                 -               4,527,976
 Depreciation and amortization                                 433,489          1,241,581                 -               1,675,070
                                                         -------------       ------------        ------------         -------------
                                                             3,153,225          5,961,222                 -               9,114,447
                                                         -------------       ------------        ------------         -------------
 Loss from operations                                       (3,153,225)        (6,123,029)                -              (9,276,254)
Interest income                                                102,258             16,712                 -                 118,970
Loss from subsidiary                                        (5,959,029)               -             5,959,029    (F)            -
Gain on disposal of property and equipment                       1,330                -                   -                   1,330
Gain on sale of Jabber securities                              775,000                               (775,000)   (H)            -
Other income (loss)                                             24,368             (2,452)                -                  21,916
Interest expense                                            (3,063,183)           (43,361)                -              (3,106,544)
                                                         -------------       ------------        ------------         -------------
Loss from continuing operations                            (11,272,481)        (6,152,130)          5,184,029           (12,240,582)
Loss from discontinued operations                           (6,725,968)               -                   -              (6,725,968)
                                                         -------------       ------------        ------------         -------------
Net loss before minority interest                          (17,998,449)        (6,152,130)          5,184,029           (18,966,550)
Minority interest in losses of subsidiary                          -                  -               251,090    (G)        251,090
                                                         -------------       ------------        ------------         -------------
Net loss                                                   (17,998,449)        (6,152,130)          5,435,119           (18,715,460)
Preferred stock dividends                                          -             (318,490)            260,501    (I)        (57,989)
Accretion of preferred stock to redemption                  (2,856,627)               -                   -              (2,856,627)
 value
                                                         -------------       ------------        ------------         -------------
Net loss applicable to common stockholders               $ (20,855,076)      $ (6,470,620)       $  5,695,620         $ (21,630,076)
                                                         =============       ============        ============         =============

                                              CONSOLIDATING STATEMENTS OF CASH FLOWS

                                               NINE MONTHS ENDED SEPTEMBER 30, 2001
                                                            (UNAUDITED)

                                                              WEBB              JABBER           ELIMINATIONS         CONSOLIDATED
                                                         -------------       ------------        ------------         -------------
Cash flows from operating activities:
 Net loss                                                $ (17,998,449)     $  (6,152,130)      $   5,435,119         $ (18,715,460)
 Adjustments to reconcile net loss to net
       cash used in operating activities:
   Depreciation expense                                        853,565             84,696                 -                 938,261
   Amortization expense                                      1,503,637          1,156,885                 -               2,660,522
   Impairment loss                                           1,019,301                -                   -               1,019,301
   Gain on sale of Jabber securities                          (775,000)                               775,000    (H)            -
   Loss in subsidiary                                        5,959,029                -            (5,959,029)   (F)            -
   Minority interest in losses of subsidiary                        -                 -              (251,090)   (G)       (251,090)
   Stock and stock options issued for                          366,105            261,090                 -                 627,195
       services
   Loss on sale and disposal of property
       and equipment                                            (1,330)               -                   -                  (1,330)

   Bad debt expense                                             40,373             26,700                 -                  67,073
   Accrued interest payable on convertible
       note payable                                                 -              43,134                 -                  43,134

   Accrued interest income on notes                            (10,054)               -                   -                 (10,054)
       receivable
   Interest expense on 10% convertible note
       from beneficial conversion feature                    2,394,234                -                   -               2,394,234

   Notes payable issued for interest on 10%
       convertible note payable                                  9,809                -                   -                   9,809

   Amortization of 10% convertible note
       payable discount                                        118,155                -                   -                 118,155

   Amortization of short-term notes payable
       discount                                                  7,869                -                   -                   7,869

   Amortization of 10% convertible note
       payable financing costs                                 337,394                -                   -                 337,394

 Changes in operating assets and liabilities:
   Decrease in restricted cash                                  50,000                -                   -                  50,000
   (Increase) decrease in accounts                             194,803            (65,966)                -                 128,837
       receivable
   (Increase) decrease in prepaid expenses                      53,376             (7,829)                -                  45,547
   Decrease in short-term deposits and
       other assets                                            371,000                -                   -                 371,000

   (Decrease) increase in accounts payable
       and accrued liabilities                                 253,025           (138,914)                -                 114,111

   (Decrease) increase in accrued salaries
       and payroll taxes payable                              (504,342)            71,135                 -                (433,207)

   Decrease in accrued interest payable                        (11,175)               -                   -                 (11,175)
   (Decrease) increase in customer
       deposits and deferred revenue                          (111,376)           107,770                 -                  (3,606)
                                                         -------------       ------------        ------------         -------------
   Net cash used in operating activities                    (5,880,051)        (4,613,429)                -             (10,493,480)
                                                         -------------       ------------        ------------         -------------
Cash flows from investing activities:
 Proceeds from the sale of property and                         22,293                -                   -                  22,293
  equipment
 Cash advances to subsidiary or parent                      (2,327,770)               -             2,327,770    (A)            -
 Purchase of property and equipment                            (75,159)          (123,562)                -                (198,721)
 Collection of (advance for) notes
  receivable from Company officers                              30,000                -                   -                  30,000
                                                         -------------       ------------        ------------         -------------
   Net cash used in investing activities                    (2,350,636)          (123,562)          2,327,770              (146,428)
                                                         -------------       ------------        ------------         -------------
Cash flows from financing activities:
  Payments on capital leases                                  (109,961)               -                   -                (109,961)
  Cash investment from Webb                                        -            2,327,770          (2,327,770)   (A)            -
  Proceeds from exercise of stock options
   and warrants                                                 24,219                -                   -                  24,219

  Proceeds from short-term notes payable                       340,000                -                   -                 340,000



  Proceeds from issuance of convertible
       note payable                                                -            2,500,000                 -               2,500,000
  Proceeds form sale of Jabber securities                      775,000          1,750,000                 -               2,525,000
  Proceeds from issuance of series C-1
       preferred stock and warrant                           2,500,000                -                   -               2,500,000
  Short-term notes payable financing costs                     (21,000)               -                                     (21,000)
  Preferred stock cash offering costs                          (50,000)               -                   -                 (50,000)
                                                         -------------       ------------        ------------         -------------
   Net cash provided by financing activities                 3,458,258          6,577,770          (2,327,770)            7,708,258
                                                         -------------       ------------        ------------         -------------
Net (decrease) increase in cash and cash                    (4,772,429)         1,840,779                 -              (2,931,650)
   equivalents
Effect of foreign currency exchange rate
   changes on cash                                              (5,357)               -                   -                  (5,357)
Cash in discontinued operations                                 (3,604)               -                   -                  (3,604)
Cash and cash equivalents, beginning of                      4,845,356             11,330                 -               4,856,686
       period
                                                         -------------       ------------        ------------         -------------
Cash and cash equivalents, end of period                 $      63,966       $  1,852,109        $        -           $   1,916,075
                                                         =============       ============        ============         =============

Eliminating Entries:

(A) Eliminate inter-company receivable and payable and cash invested by Webb in Jabber
(B)  Eliminate Webb's investment in Jabber
(C) Eliminate Jabber issued securities and preferred stock dividends and record minority interest for preferred stock
(D) Eliminate Jabber deferred compensation for unvested common stock granted to employees and third parties
(E) Eliminate Webb's share of Jabber's accumulated deficit and record the sale of Webb owned Jabber securities as minority interest
(F)  Eliminate Webb's share of Jabber's losses
(G) Record minority shareholders' share of Jabber's net assets calculated as the value of common stock vested during the nine months ended September 30, 2001
(H) Eliminate gain from the sale of Jabber securities owned by Webb and reflect value of securities as minority interest
(I)  Eliminate preferred stock dividends on preferred stock owned by Webb

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus and the documents incorporated by reference in this prospectus under "Webb Interactive Services, Inc." and "Risk Factors" and elsewhere constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the act. Forward-looking statements may be identified by the use of terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue or other variations on these words or comparable terminology. Where this prospectus contains forward-looking statements, you should be aware that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in the forward-looking statements. We have attempted to identify, in context, some of the factors that we believe may cause actual future experience and results to differ from their current expectations.

                                USE OF PROCEEDS

     Castle Creek Technology Partners LLC is offering all of the shares to be sold. We will not receive any of the proceeds from the offer and sale of the shares of common stock. However, 921,875 of the shares are issuable upon the exercise of a stock purchase warrants at exercise prices between $.766 and $1.00 per share. If this warrant is exercised in full, we will receive gross proceeds of $881,656.25.

                              SELLING SHAREHOLDER

     The common stock covered by this prospectus consists of:

     . 2,400,000 shares issuable upon the conversion or exchange of our series D junior convertible preferred stock;
     . 921,875 shares issuable upon the exercise or exchange of stock purchase warrants; and
     .  367,805 shares of common stock held by the selling shareholder.

     Castle Creek Technology Partners LLC acquired 1,500 shares of series D junior convertible preferred stock and a warrant to purchase 750,000 shares of common stock at an exercise price of $1.00 per share on January 31, 2002 in exchange for 1,500 shares of its series C-1 convertible preferred stock. Castle Creek Technology Partners LLC purchased 2,500 shares of the series C-1 convertible preferred stock from us, and a warrant to purchase 500,000 shares of common stock, for $2,500,000 on February 28, 2001. Castle Creek is required to exchange the remaining shares of the series C-1 convertible preferred stock it owns (currently 650 shares) at the time the registration statement containing this prospectus is declared effective by the Securities and Exchange Commission. If our shareholders approve the sale of the additional units to Jona, Inc., then we will redeem $720,000 principal amount of our 10% convertible promissory notes and Castle Creek Technology Partners LLC will exchange the remaining principal balance owed to it under our 10% convertible promissory notes for 1,984 shares of the series D junior convertible preferred stock. Castle Creek Technology Partners LLC acquired the 10% convertible promissory notes during 1999. Castle Creek acquired the 367,805 shares of common stock upon the conversion and exchange of 350.205 shares of our series B-2 convertible preferred stock and the conversion of 17.6 shares of our series C-1 convertible preferred stock.

     The number of shares that actually may be sold will be determined by Castle Creek Technology Partners LLC. Because Castle Creek Technology Partners LLC may sell all, some or none of the shares of common stock which it holds, and because this offering is not being underwritten, no estimate can be given of the number of shares of common stock that will be held by Castle Creek Technology Partners LLC upon termination of the offering.

     The following table provides information as of January 31, 2002, about Castle Creek Technology Partners LLC, including:

     . Its beneficial ownership of common stock; and . The maximum number of shares of common stock offered.

The information presented is based on data furnished to us by Castle Creek Technology Partners LLC.

     Under the exchange agreement, we are required to register for resale by Castle Creek Technology Partners LLC 4,884,000 shares of our common stock. This amount is based upon the number of shares:

     . Issuable upon the conversion or exchange of our series D junior convertible preferred stock (4,134,000 shares); and
     . Issuable upon the exercise or exchange of a stock purchase warrant (750,000 shares).

Castle Creek has agreed to registration of 3,689,680 shares based on the availability of Rule 144(k) for the sale of the other shares otherwise required to be registered.

     Under the terms of the convertible preferred stock and the warrant, each is convertible or exercisable by Castle Creek Technology Partners LLC up to that number of shares, including the number of shares of common stock owned by Castle Creek Technology Partners LLC, that would not exceed 4.99% of the then outstanding shares of our common stock as determined under section 13(d) of the Securities Exchange Act of 1934. This limit does not include unconverted or unexercised shares under the convertible preferred stock or the warrant.
Because of this limitation, the number of shares of common stock contained in the third and fourth columns in the following table for Castle Creek Technology Partners LLC exceeds the number of shares of common stock that Castle Creek Technology Partners LLC beneficially owns under section 13(d) as of January 31, 2002. This 4.99% limit may not prevent Castle Creek Technology Partners LLC from converting all of its convertible preferred stock or the convertible promissory notes, or exercising its warrants, because Castle Creek Technology Partners LLC can convert the convertible preferred stock or the convertible promissory notes, or exercise the warrants into 4.99% of our outstanding common stock, then sell all of that stock to permit it to engage in further conversions or exercises. The 4.99% limit does not prevent Castle Creek Technology Partners LLC from selling more than 4.99% of our common stock.

                                            Shares of Common Stock Owned
                     Shares Of Common       Before Offering Plus Maximum        Maximum Number          Shares of Common
                     Stock Owned            Number of Shares Which Can Be       of Shares Offered       Stock Owned
 Selling             Beneficially Before    Acquired Over the Life of           Under This              Beneficially After
 Shareholder         Offering (%)           Securities Owned (%)                Prospectus (%)          Offering (%)
--------------------------------------------------------------------------------------------------------------------------------
Castle Creek          652,240 (4.99%)       6,377,037 (33.9%)(2)                3,689,680 (19.6%)       821,991 (4.4%) (3)
 Technology
 Partners LLC (1)


(1) Shares beneficially owned include 367,805 common shares held and 3,321,875 shares issuable upon conversion or exercise of outstanding securities. Castle Creek Technology Partners LLC's address is 111 West Jackson Blvd., Suite 2020, Chicago, Illinois 60604. Castle Creek Technology Partners LLC beneficially owns 652,240 shares of common stock, determined under Rule 13d-3, and disclaims beneficial ownership of any shares other than these shares. Castle Creek Technology Partners LLC acquired its securities in the ordinary course of its business and at the time of its purchase of these securities, it had no understandings, directly or indirectly with any person to distribute the securities. As an investment manager under a management agreement, Castle Creek Partners, LLC may be considered to beneficially own the securities held by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims this beneficial ownership. Daniel Asher, as a managing member of Castle Creek Partners, LLC, may hold voting and dispositive powers over these securities and may be considered to be the beneficial owner. Mr. Asher disclaims this beneficial ownership.

(2)  Includes:

        . 650,000 shares issuable upon conversion of the series C-1 convertible preferred stock and assumes a conversion price of $1.00;
        . 1,500,000 shares issuable upon conversion of the series D-1 convertible preferred stock and assumes a conversion price of $1.00;
        . 1,984,000 shares issuable upon conversion or exchange of the 10% convertible promissory notes and assumes a conversion rate of $1.00 per share;
        . 131,366 shares issuable upon conversion of interest accruing under the 10% convertible promissory notes from January 1, 2002 through August 25, 2002, and assumes a conversion rate of $1.00 per share and that all interest is paid in additional notes;
        . 1,743,866 shares issuable upon the exercise of stock purchase warrants. No consideration has been given to the antidilution provisions in the warrants since any events which could cause the antidilution provisions to take effect are not known; and
        . 367,805 shares of common stock held by Castle Creek Technology Partners LLC.

(3)  Assumes the sale of all shares offered for sale by this prospectus.

                              PLAN OF DISTRIBUTION

     The sale of the shares offered by this prospectus may be made in the Nasdaq National Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

        . A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
        . Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.
        . Ordinary brokerage transactions in which the broker does not solicit purchasers and transactions in which the broker does solicit purchasers.
        .  Transactions directly with a market maker.
        . In privately negotiated transactions not involving a broker or dealer.

Each sale may be made either at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

       Castle Creek Technology Partners LLC may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Section 4(1) of the Securities Act or Rule 144 under the Securities Act rather than by this prospectus.

       Castle Creek Technology Partners LLC has a short position in shares of our common stock. Castle Creek Technology Partners LLC has confirmed to us that none of the shares covered by this registration statement will be used to cover any portion of this short position. Castle Creek Technology Partners LLC has also confirmed to us that it will not take any action to cover any portion of this short position during any period when it is engaged in a distribution of the shares under this prospectus within the meaning of Regulation M under the Securities Act of 1934.

     Brokers or dealers engaged by Castle Creek Technology Partners LLC to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately before each sale. These brokers or dealers and any other participating brokers or dealers may be determined to be underwriters within the meaning of the Securities Act of 1933. We will receive no proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

     Castle Creek Technology Partners LLC may enter into hedging transactions. Persons with whom they enter into hedging transactions may engage in short sales of our common stock. Castle Creek Technology Partners LLC may engage in short sales of our common stock and transactions involving options, swaps, derivatives and other transactions involving our securities or its investments in those securities, and may sell and deliver the shares covered by this prospectus under agreements to undertake these transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares. Castle Creek Technology Partners LLC may pledge its shares to secure borrowings. Upon delivery of the shares or a default by Castle Creek Technology Partners LLC, the broker-dealer or financial institution may offer and sell the pledged shares.

     To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. The shares may not be sold in some states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

     If necessary, the specific shares of our common stock to be sold, the name of the selling shareholder, the purchase and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be disclosed in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration agreement as a requirement of the private placement of the series C-1 convertible preferred stock. The registration agreement requires us to register the underlying shares of our common stock under applicable federal and state securities laws, and the other shares of common stock being offered in this prospectus. The registration agreement provides for cross-indemnification of Castle Creek Technology Partners LLC and us and each party's directors, officers and controlling persons against liability for the offer and sale of the common stock, including liabilities under the Securities Act of 1933, and to contribute to payments the parties may be required to make. We have agreed to indemnify and hold harmless Castle Creek Technology Partners LLC from liability under the Securities Act of 1933.

     The rules and regulations in Regulation M under the Securities Exchange Act of 1934, provide that during the period that any person is engaged in the distribution within the meaning of Regulation M of our common stock, that person usually may not purchase shares of our common stock. Castle Creek Technology Partners LLC is subject to the rules and regulations of the Securities Act of 1933 and Securities Exchange Act of 1934 including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by Castle Creek Technology Partners LLC. The prohibition on purchases under Regulation M may include purchases to cover short positions by Castle Creek Technology Partners LLC, and the failure by Castle Creek Technology Partners LLC to cover a short position at a lender's request and purchases by the lender in the market of shares to cover such a short position may constitute an inducement to buy those shares prohibited by Regulation M. This may affect the marketability of the common stock.

     We will bear all expenses of the offering of the common stock, except that Castle Creek Technology Partners LLC will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, and the fees and disbursements of its counsel and experts.

                           DESCRIPTION OF SECURITIES

GENERAL

     Our articles of incorporation authorize our board of directors to issue 65,000,000 shares of capital stock, including 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, with rights, preferences and privileges as are determined by our board of directors.

COMMON STOCK

     As of January 31, 2002, we had 12,786,522 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and non-assessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and non-assessable. The following is a summary of the material rights and privileges of our common stock.

     VOTING. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, and any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, and any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

     DIVIDENDS. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

     PREEMPTIVE RIGHTS. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

     LIQUIDATION. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions before the payment of distributions to holders of our common stock.

SERIES C-1 CONVERTIBLE PREFERRED STOCK

       On February 28, 2001, we issued 2,500 shares of our series C-1 convertible preferred stock and warrants to acquire 500,000 shares of our common stock to Castle Creek Technology Partners LLC for a cash investment of $2,500,000. Castle Creek converted 350 shares into 350,000 shares of common stock and exchanged 1,500 of these shares on January 31, 2002 for 1,500 shares of our series D junior convertible preferred stock. It has agreed to exchange the remaining shares of the series C-1 convertible preferred stock it owns for an equal number of shares of our series D junior convertible preferred stock at the time the Securities and Exchange Commission declares effective the registration statement containing this prospectus. The conversion price for the series C-1 convertible preferred stock is $1.00. The series C-1 convertible preferred stock does not bear dividends and does not entitle the holder to any voting rights except as required by Colorado law.

     The following is a summary of the material terms of the series C-1 convertible preferred stock:

     CONVERSION. The preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $1.00 per share.

     The conversion price is also subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

     REDEMPTION. The holder of the preferred stock has the right to require us to redeem its shares of preferred stock if we:

        . do not have a sufficient number of shares of our common stock available for the conversion of the preferred stock for any reason;
        . fail in any material respect to comply with the terms of the preferred stock or the purchase agreement under which the preferred stock was sold; or
        . our common stock ceases to be quoted on the Nasdaq Stock Market because of any willful action or failure on our part.

The redemption price would be equal to the greater of $1,250 per share of preferred stock or the market value of the preferred stock based on the then market value for our common stock.

     LIQUIDATION PREFERENCE. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

     REGISTRATION RIGHTS. The agreement under which the series C-1 preferred stock was issued requires us to file with the Securities and Exchange Commission a registration statement for the resale of the shares issuable upon conversion of this preferred stock and the other shares of common stock being offered for sale by Castle Creek Technology Partners LLC under this prospectus. The agreement under which the series C-1 preferred stock was issued also requires us to use our best efforts to keep the registration statement effective until all of the registered shares have been resold or can be sold immediately without compliance with the registration requirements of the Securities Act of 1933 under Rule 144.

SERIES D JUNIOR CONVERTIBLE PREFERRED STOCK

     As of January 31, 2002, we had 1,500 shares of series D junior convertible preferred stock outstanding. On that date, we issued 1,500 shares of series D junior convertible preferred stock to Castle Creek Technology Partners LLC in exchange for 1,500 shares of our series C-1 convertible preferred stock. On the date that the registration statement which contains this prospectus is declared effective by the Securities and Exchange Commission, Castle Creek will exchange the remaining shares of series C-1 convertible preferred stock owned by it (currently 650 shares) for an equal number of series D junior convertible preferred stock. If our shareholders approve the sale of additional units to Jona, Inc., Castle Creek will acquire an additional 1,984 shares of series D in exchange for $1,212,912 of principal of our 10% convertible promissory notes. The series D junior convertible preferred stock does not bear dividends and does not entitle the holders to any voting rights except as required by Colorado law. The following is a summary of the material terms of the series D junior convertible preferred stock.

     CONVERSION. The preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $1.00 per share.

     The conversion price is also subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

     LIQUIDATION PREFERENCE. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

10% CONVERTIBLE PROMISSORY NOTES

     On August 25, 1999, we issued to Castle Creek Technology Partners LLC a three-year 10% convertible promissory note in the amount of $5,000,000. On December 18, 1999, the terms of the promissory note were amended. On February 18, 2000, one-half of the principal amount of the note was converted into 248,262 shares of common stock at a conversion price of $10.07 per share.
During 2000, an aggregate of $164,110 principal amount of similar 10% convertible notes were issued to pay interest on the note. In July 2001, Castle Creek converted a portion of the 10% convertible notes into 42,652 shares of our common stock. As of January 31, 2002, we had a total of $1,932,192 principal amount of the 10% convertible notes outstanding, which is convertible into 1,932,192 shares of our common stock. For the period from January 1, 2002 through the maturity date of the notes, August 25, 2002, additional interest will accrue in the amount of $131,366 assuming the interest is paid in additional notes. If paid in cash, the interest will be lower due to the absence of compounding. Upon the issuance of additional convertible promissory notes to pay this interest, an additional 131,366 shares of common stock would be issuable upon conversion of the notes. If our shareholders approve the sale of additional units to Jona, Inc., we will use $720,000 of the proceeds to partially repay the principal balance of the promissory notes, and Castle Creek will exchange the remaining principal balance under the 10% convertible promissory notes ($1,212,192) for 1,984 shares of our series D junior convertible preferred stock. The following is a summary of the material terms of the promissory notes.

     CONVERSION PRICE. The convertible promissory notes are convertible into shares of common stock at a conversion price of $1.00 per share.

     REDEMPTION. We can prepay the promissory notes at any time, if the closing bid price for our common stock for 20 consecutive trading days is at least 200% of the conversion price then in effect. The redemption price would equal 115% of the face amount of the convertible notes, plus accrued and unpaid interest.

     INTEREST. The promissory notes bear interest at an annual rate of 10%. The holder has the option to elect to receive interest payments in the form of cash, common stock or a promissory note. If the market value of our common stock is above $1.00, the issuance of notes to pay interest would result in an effective interest rate of more than 10%.

WARRANT ISSUED WITH SERIES D JUNIOR CONVERTIBLE PREFERRED STOCK

     On January 17, 2002, we issued Castle Creek Technology Partners LLC a five-year warrant to purchase 750,000 shares of our common stock as part of the exchange of our series C-1 convertible preferred stock owned by castle Creek for our series D junior preferred convertible stock. The exercise price for the warrant is currently $1.00 per share. The exercise price for the warrant is also subject to anti-dilution protection if we issue our common stock at prices less than the exercise price for the warrant and for stock splits, stock dividends and other similar transactions. If the warrant price is reset, we may record additional charges to income. The warrant is subject to early expiration for one-third of the shares if our common stock trades at $2.00 or more for five consecutive days and for an additional one-third of the shares if our common stock trades at $3.00 or more for five consecutive days.

WARRANTS ISSUED WITH SERIES B CONVERTIBLE PREFERRED STOCK

     Castle Creek Technology Partners LLC owns five-year warrants to purchase 343,750 shares of our common stock, which were issued on February 18, 2000. The exercise price for the warrants is currently $0.766 per share. During the first three years of the warrants, the exercise price is subject to adjustment at the end of each ninety-day period following the issuance of the warrants. During this period, the exercise price at the end of each ninety-day period will be adjusted if the market price for our common stock is less than the exercise price of the warrants, so that the exercise price will equal the market price for our common stock. The exercise price of the warrants is also subject to anti-dilution protection if we issue our common stock at prices less than the exercise price for the warrants and for stock splits, stock dividends and other similar transactions. If the warrant price is reset, we may record additional charges to income. The warrants may be subject to early expiration if the market price for our common stock exceeds $40.81 for 20 consecutive trading days.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also obtain copies of this material from the SEC's Internet site located at http://www.sec.gov.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, file no. 0-28462:

        . Our annual report on Form 10-KSB for the year ended December 31, 2000, filed on April 2, 2001 and amended on August 24, 2001.
        .  Our quarterly report on Form 10-QSB for the quarter ended
           September 30, 2001, filed on November 14, 2001.
        .  Our quarterly report on Form 10-QSB for the quarter ended June 30,
           2001, filed on August 20, 2001 and amended on October 31, 2001.
        .  Our quarterly report on Form 10-QSB for the quarter ended March 31,
           2001, filed on May 16, 2001 and amended on August 20, 2001.
        . Our preliminary proxy statement for the March 6, 2002 special meeting of shareholders, filed on February 4, 2002.

        . Our definitive proxy statement for the 2001 annual meeting of shareholders filed on April 18, 2000.
        . The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 22, 1996.
        . Our current report on Form 8-K filed on January 22, 2002 and amended on January 29, 2002.
        .  Our current report on Form 8-K filed on November 29, 2001.
        .  Our current report on Form 8-K filed November 1, 2001.
        .  Our current report on Form 8-K filed August 1, 2001.
        .  Our current report on Form 8-K filed May 10, 2001.
        .  Our current report on Form 8-K filed March 1, 2001.

     Besides the filings listed above, all other filings filed by us with the SEC under the Securities Exchange Act of 1934 after the date of the registration statement filed on February 4, 2002 and before the effectiveness of the registration statement will be incorporated by reference into this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

          Shareholder Services
          Webb Interactive Services, Inc.
          1899 Wynkoop
          Suite 600
          Denver, Colorado 80202
          (303) 308-3227

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. Castle Creek Technology Partners LLC will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                                 LEGAL MATTERS

     Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, has issued an opinion about the legality of the shares registered by this prospectus. Lindley S. Branson, a principal of Gray, Plant, Mooty, Mooty & Bennett, P.A., serves as our executive vice president, general counsel and as a director. Mr. Branson holds 25,000 shares of our common stock, and options to purchase an additional 744,813 shares.

                                    EXPERTS

     We have incorporated by reference in this prospectus our audited financial statements as of December 31, 1999 and 2000 and for each of the two years in the period ended December 31, 2000 along with Arthur Andersen LLP's audit report on these financial statements. Arthur Andersen LLP issued the report as independent accountants and as experts in auditing and accounting. Reference is made to the report, which includes an explanatory paragraph regarding the uncertainty about our ability to continue as a going concern as discussed in note 1 to the financial statements.

                                INDEMNIFICATION

     Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is unenforceable.

     Our articles of incorporation also limit the liability of our directors to the fullest extent permitted by the Colorado law. Specifically, our articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

        .  Any breach of the duty of loyalty to us or our shareholders;
        . Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
        . Dividends or other distributions of corporate assets that are in contravention of specified statutory or contractual restrictions;
        .  Violations of specified laws; or
        . Any transaction from which the director derives an improper personal benefit.


==================================================           ======================================================
    No dealer, salesperson or any other person
has been authorized to give any information or
to make any representations other than those
contained in this prospectus and, if given or
made, the information or representations must
not be relied upon as having been authorized
by us.  This prospectus does not constitute an
offer to sell or the solicitation of any offer
to buy any security other than the securities
offered by this prospectus, nor does it
constitute an offer to sell or a solicitation
of any offer to buy the securities offered by
this prospectus by anyone in any jurisdiction
in which the offer or solicitation is not
authorized, or in which the person making the
offer or solicitation is not qualified to do
so, or to any person to whom it is unlawful to
make an offer or solicitation.  Neither the                                         WEBB INTERACTIVE
delivery of this prospectus nor any sale made                                        SERVICES, INC.
under this prospectus shall, under any
circumstances, create any implication that
information contained in this prospectus is
correct as of any time after the date of this
prospectus.
                 _______________

                TABLE OF CONTENTS
                                              Page
                                              ----

Webb Interactive Services, Inc...................2
Recent Developments..............................2
Risk Factors.....................................3
Parent-Only Financial Information................7
Special Note About Forward-Looking Statements...11
Use of Proceeds.................................11                                  ---------------
Selling Shareholder.............................12
Plan of Distribution............................13                                     PROSPECTUS
Description of Securities.......................15
Where You Can Find More Information.............18                                  _______________
Legal Matters...................................19
Experts.........................................19
Indemnification.................................19

                                                                                     ___________, 2002

==================================================           ======================================================
==================================================           ======================================================
==================================================           ======================================================

                                    PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth our various expenses in connection with the sale and distribution of the shares being registered pursuant to this Form S-3 registration statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee. We will pay all of such expenses.

         Securities and Exchange Commission fee         $   254.59
         Accounting fees and expenses                     2,500.00
         Legal fees and expenses                          5,000.00
         Printing, Mailing                                1,000.00
         Transfer Agent fees                              1,000.00
         Miscellaneous                                    2,245.41
                                                        ----------
               TOTAL                                    $12,000.00
                                                        ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Webb against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if the person conducted himself or herself in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Colorado law. Specifically, the articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

     .  any breach of the duty of loyalty to us or our shareholders;
     . acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
     . dividends or other distributions of corporate assets that are in contravention of statutory or contractual restrictions; or
     . any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the articles of incorporation.

ITEM 16.  EXHIBITS

      3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
      3.2   Bylaws of Webb Interactive Services, Inc. (2)
      4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
      5.1   Opinion of Counsel*
     10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC, including the Form of Warrant and Registration Rights Agreement (4)
     10.2 Promissory note dated August 25, 1999 issued by Webb to the Castle Creek Technology Partners LLC (4)
     10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC (5)

     10.4 First Amendment dated December 18, 1999 to Promissory Note dated August 25, 1999 issued by Webb to Castle Creek Technology Partners LLC (5)
     10.5 Stock Purchase Warrant dated August 25, 1999, as amended, December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
     10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
     10.7 Securities Purchase Agreement dated as of December 31, 1999, between Webb, Marshall Capital Management, Inc. and Castle Creek Technology Partners LLC. Included as exhibits thereto are the form of Warrant and the Registration Rights Agreement (6)
     10.8 Letter Agreement dated as of September 14, 2000 between Webb and Castle Creek. (7)
     10.9 Articles of Amendment setting forth the terms of the series B-2 convertible preferred stock (8)
     10.10 Exchange Agreement dated as of September 14, 2000, between Webb and Castle Creek (8)
     10.11 Securities Purchase Agreement dated as of February 28, 2001, between Webb and Castle Creek Technology Partners LLC. Included as exhibits thereto are the Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock, the form of Series C-1 Warrant and the Registration Rights Agreement (9)
     10.12 Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock (9)
     10.13 Amendment Agreement dated as of July 10, 2001 between Webb and Castle Creek Technology Partners LLC (10)
     10.14 Asset Purchase Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
     10.15 License Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
     10.16 Securities Purchase Agreement dated as of January 17, 2002, between Webb and Jona, Inc. Included as exhibits are a form of warrant and Registration Rights Agreement (12)
     10.17 Exchange Agreement between Webb and Castle Creek Technology Partners LLC. Included as exhibits are Articles of Amendment setting forth the terms of the Series D Junior Convertible Preferred Stock, form of warrant, form of Series D Warrant, form of amended warrants and Registration Rights Agreement (12)
     10.18 Pledge and Security Agreement between Webb and Jona, Inc. and Promissory Note issued to Jona, Inc., dated as of January 17,
            2002 (12)
     10.19 Pledge and Security Agreement between Webb and Jona, Inc. and Promissory Note issued to Jona, Inc., dated as of December 21, 2001, and form of warrant (12)
     23.1   Consent of Arthur Andersen LLP*
------------------
*    Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.
(5) Filed with Amendment No. 2 to the Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(6) Filed with the current report on Form 8-K, filed January 5, 2000, Commission File No. 000-28462.
(7) Filed with the current report on Form 8-K, filed September 19, 2000, Commission File No. 000-28462.
(8) Filed with the current report on Form 8-K/A, filed September 27, 2000, Commission File No. 000-28462.
(9) Filed with the current report on Form 8-K, filed March 1, 2001, Commission File No. 000-28462.
(10) Filed with Amendment No. 3 to the Registration Statement on Form S-3/A, filed July 10, 2001, Commission File No. 333-57422.
(11) Filed with the current report on Form 8-K, filed November 1, 2001, Commission File No. 000-28462.
(12) Filed with the current report on Form 8-K, filed on January 22, 2002 and amended on January 29, 2002. Commission File No. 000-28462.

ITEM 17.  UNDERTAKINGS

     A.  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant as discussed above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 7, 2002.


                              WEBB INTERACTIVE SERVICES, INC.


                              By: /s/ William R. Cullen
                              --------------------------------------------------
                                    William R. Cullen, Chief Executive Officer

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William R. Cullen and Lindley S. Branson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full powers and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 7th day of February, 2002, by the following persons in the capacities indicated:


/s/ William R. Cullen
----------------------------------
William R. Cullen
(President, Chief Executive Officer,
Chief Financial Officer
and a Director)

/s/ Stuart J. Lucko
----------------------------------
Stuart J. Lucko
(Chief Accounting Officer)

/s/ Lindley S. Branson
----------------------------------
Lindley S. Branson
(Director)

/s/ Robert J. Lewis
----------------------------------
Robert J. Lewis
(Director)

/s/ Richard C. Jennewine
----------------------------------
Richard C. Jennewine
(Director)

                        WEBB INTERACTIVE SERVICES, INC.
                                    FORM S-3
                               INDEX TO EXHIBITS

   3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
   3.2   Bylaws of Webb Interactive Services, Inc. (2)
   4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
   5.1   Opinion of Counsel*

  10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC, including the Form of Warrant and Registration Rights Agreement (4)
  10.2 Promissory note dated August 25, 1999 issued by Webb to the Castle Creek Technology Partners LLC (4)
  10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC (5)
  10.4   First Amendment dated December 18, 1999 to Promissory Note dated
         August 25, 1999 issued by Webb to Castle Creek Technology Partners
         LLC (5 )
  10.5 Stock Purchase Warrant dated August 25, 1999, as amended, December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
  10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
  10.7 Securities Purchase Agreement dated as of December 31, 1999, between Webb, Marshall Capital Management, Inc. and Castle Creek Technology Partners LLC. Included as exhibits thereto are the form of Warrant and the Registration Rights Agreement (6)
  10.8   Letter Agreement dated as of September 14, 2000 between Webb and
         Castle Creek. (7)
  10.9 Articles of Amendment setting forth the terms of the series B-2 convertible preferred stock (8)
  10.10 Exchange Agreement dated as of September 14, 2000, between Webb and Castle Creek (8)
  10.11 Securities Purchase Agreement dated as of February 28, 2001, between Webb and Castle Creek Technology Partners LLC. Included as exhibits thereto are the Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock, the form of Series C-1 Warrant and the Registration Rights Agreement (9)
  10.12 Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock (9)
  10.13  Amendment Agreement dated as of July 10, 2001 between Webb and
         Castle Creek Technology Partners LLC (10)
  10.14  Asset Purchase Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
  10.15  License Agreement dated as of October 16, 2001 between Webb and
         Nextron Communications, Inc. (11)
  10.16 Securities Purchase Agreement dated as of January 17, 2002, between Webb and Jona, Inc. Included as exhibits are a form of warrant and Registration Rights Agreement (12)
  10.17 Exchange Agreement between Webb and Castle Creek Technology Partners LLC. Included as exhibits are Articles of Amendment setting forth the terms of the Series D Junior Convertible Preferred Stock, form of warrant, form of Series D Warrant, form of amended warrants and Registration Rights Agreement (12)
  10.18 Pledge and Security Agreement between Webb and Jona, Inc. and Promissory Note issued to Jona, Inc., dated as of January 17, 2002 (12)
  10.19 Pledge and Security Agreement between Webb and Jona, Inc. and Promissory Note issued to Jona, Inc., dated as of December 21, 2001, and form of warrant (12)
  23.1   Consent of Arthur Andersen LLP*
--------------------
*    Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.

(4) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.
(5) Filed with Amendment No. 2 to the Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(6) Filed with the current report on Form 8-K, filed January 5, 2000, Commission File No. 000-28462.
(7) Filed with the current report on Form 8-K, filed September 19, 2000, Commission File No. 000-28462.
(8) Filed with the current report on Form 8-K/A, filed September 27, 2000, Commission File No. 000-28462.
(9) Filed with the current report on Form 8-K, filed March 1, 2001, Commission File No. 000-28462.
(10) Filed with Amendment No. 3 to the Registration Statement on Form S-3/A, filed July 10, 2001, Commission File No. 333-57422.
(11) Filed with the current report on Form 8-K, filed November 1, 2001, Commission File No. 000-28462.
(12) filed with the current report on Form 8-K, filed on January 22, 2002 and amended on January 29, 2002. commission file No. 000-28462.